Walgreens Boots Alliance, Inc.
108 Wilmot Road
Deerfield, Illinois 60015

April 5, 2018

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Mr. Rufus Decker
Ms. Suying Li

RE:           Walgreens Boots Alliance, Inc.
Form 10-K for Fiscal Year Ended August 31, 2017
Filed October 25, 2017
File No. 001-36759

Ladies and Gentlemen:

This letter sets forth the response of Walgreens Boots Alliance, Inc. (referred to herein as "we", "us" or the "Company") to the comment on the above-referenced filing provided by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated March 5, 2018. Mr. Rufus Decker of the Staff on March 20, 2018 kindly granted the Company's request to respond to the Staff's comment letter on or before April 5, 2018, which we confirmed in a letter to the Staff dated March 20, 2017. The Staff's comment is restated below in bold italics type, and is followed by our response thereto.

Form 10-K for Fiscal Year Ended August 31, 2017

Item 8. Financial Statements and Supplementary Data
Notes to Financial Statements
2. Summary of Major Accounting Policies
Accounts Receivable, page 64

1. You state that accounts receivable balances primarily include amounts due from third party providers (e.g., pharmacy benefit managers, insurance companies and governmental agencies), clients and members, as well as vendors and manufacturers. Please tell us and separately disclose your accounts receivable from customers (trade), related parties and others as of each balance sheet date to the extent required by Rule 5-02.3 of Regulation S-X.

Company Response: Accounts receivable, net balances primarily consist of trade receivables from customers, including amounts due from third party providers (e.g., pharmacy benefit managers, insurance companies and governmental agencies), clients and members, which customer trade receivables together represented $5,458 million (84%) and $5,046 million (81%) of the accounts receivable, net balance at August 31, 2017 and 2016, respectively.

Other Accounts receivable, net balances, of which the substantial majority consists of receivables in the normal course of business from vendors and manufacturers, including vendor receivables from AmerisourceBergen Corporation (a large accelerated filer with periodic reporting obligations under the Exchange Act) (“AmerisourceBergen”), represented $1,070 million (16%) and $1,214 million (19%) of the balance at August 31, 2017 and 2016, respectively.

The vendor receivables from AmerisourceBergen included in the other Accounts receivable, net balances represented less than 3% and 3.5% of Accounts receivable, net balances as of August 31, 2017 and 2016, respectively. The AmerisourceBergen receivables are considered related party receivables, as the Company accounts for its minority equity investment in AmerisourceBergen using the equity method of accounting.

We acknowledge the Staff’s comment and respectfully advise the Staff that in future filings we will provide footnote disclosure quantifying separately (i) trade receivables from customers and (ii) other receivables, of which the substantial majority consist of receivables in the normal course of business from vendors and manufacturers, including vendor receivables from AmerisourceBergen.

Please be advised supplementally that substantially all of the transactions with AmerisourceBergen giving rise to vendor receivables are pursuant to commercial arrangements that predate the time that AmerisourceBergen became a related party of the Company and reflect arm’s length terms negotiated in the ordinary course of business. Considering the commercial nature, as well as the insignificance of these receivables, on both a quantitative and qualitative basis, to an assessment of the Company’s financial condition, results of operations and cash flows, the Company determined to include its related party receivables (which represented less than 3.5% of Accounts receivable, net, less than 1.0% of Total current assets and less than 0.3% of Total assets as of August 31, 2017 and August 31, 2016, respectively) in the balance of other receivables and include disclosure to that effect in the note.

Accordingly, we anticipate in future filings including disclosure within Note [X] – Summary of major accounting policies within our Form 10-K and within a separate note on Supplemental financial information within our Form 10-Q substantially in the form below:

Accounts receivable are stated net of allowances for doubtful accounts. Accounts receivable balances primarily consist of trade receivables due from customers, including amounts due from third party providers (e.g., pharmacy benefit managers, insurance companies and governmental agencies), clients and members. Trade receivables were $XX million and $XX million at XXXXX XX, 2018 and August 31, 2017, respectively. Other accounts receivable balances, which consist primarily of receivables from vendors and manufacturers, including receivables from

AmerisourceBergen (see Note [XX], Related parties), were $XX million and $XX million at XXXXX XX, 2018 and August 31, 2017, respectively.

The Company will continue to monitor the components of its accounts receivable balances for purposes of Rule 5-02.3 of Regulation S-X and undertakes to consider and implement any necessary updates to its disclosure if there is a material change in circumstance in future periods.

Management has discussed this response with the Company’s audit committee chair and external auditors.

* * * *

Thank you for your prompt attention to this letter responding to the Staff's comment.  If you would like additional information, please contact the undersigned.

Sincerely,

/s/ George R. Fairweather

Executive Vice President and Global Chief Financial Officer